Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                                                      Commission File No. 1-5153


[Page 1] - Marathon logo
Marathon Oil Company
5555 San Felipe
Houston, Texas 77056

Tel.: (001) 713 296 3911
Fax: (001) 713 296 3963

www.marathon.com/environ/sgp2000
The cover photo is Arnoldus Lake at Garland Field near Cody, Wyoming. c 2001 Marathon Oil Company

[Page 2] - Sustainable Global Performance 2000
Marathon Oil Company

[Page 3] - President's Statement
     For over 100 years, Marathon has provided products to meet society's expanding energy needs - and we are proud to be involved in this vital industry. In conjunction with these efforts, we recognize the need to explore for, produce, transport and manufacture energy products in an environmentally responsible manner, with the highest regard for the safety and health of our workforce and of the communities where we operate.
     Accountable behavior is fundamental to meeting our business objective of becoming a sustainable company - that is, a company that builds long-term shareholder value while being a responsible corporate citizen. We recognize the need to incorporate economic, environmental and social codes of conduct into our business strategy. The continual improvement of our health, environment, safety, and social performance is key to our ability to grow our business and is something Marathon will continue to monitor as we move forward.
     This report addresses Marathon's progress toward becoming a sustainable company. We intend to progressively expand our reporting of the way we conduct our business through published reports such as this, as well as our external and internal websites.
     Delivering top quartile health, safety and environmental performance within our industry peer group is as important as any of the other business objectives under which we will measure our progress toward becoming a sustainable company. We are currently developing a management system that is consistent with the international standard ISO 14001 Environmental Management System specification. We believe that continuous improvement is an essential element of Marathon being a preferred choice for customers, employees, shareholders, communities, joint venture partners, overseas host governments and national oil companies as well as investors.
     The health and safety of our employees is important to us and part of that focus is the provision of a comprehensive wellness plan and inclusion of safety performance targets in our incentive pay program. I am pleased to note that in 2000, all business units and office locations, with one exception, worked the entire year without a lost-time incident and received a bonus for meeting our safety target.
     In this report you will find examples of how we continually strive for improvement in the areas of health and safety, read about some of the initiatives that we are undertaking and of new technologies and approaches being implemented to improve performance.
     It is people who turn intent into action. I want to express my appreciation to the more than 30,000 employees who work for the Marathon Group worldwide and for their dedication and commitment to the company's health, safety and environmental goals. We couldn't be successful without their support.
     Beginning with this year's report, Marathon has adopted the Global Reporting Initiative sustainability reporting guidelines. We will continue to build on this model over the coming years. Establishing standards will aid Marathon in meeting stakeholders' expectations for disclosure of measures of environmental stewardship, social responsibility, and economic business performance.
     This year's brochure will begin to report on voluntary public Health, Environment and Safety (HES) commitments as well as traditional company measurements.
     As Marathon seeks to expand its global operations, we will strive to conduct our activities in an environmentally responsible manner with a focus on the health and safety of our employees, contractors, and communities. We look forward to keeping you updated on our progress in these important areas.

Sincerely,

Clarence Cazalot Jr.
President, Marathon Oil Company
July 2001

[Page 4] - Company Profile
     Founded as an oil producer in Ohio in 1887, the Marathon Group is a fully integrated oil company with both upstream (exploration and production) and downstream (refining, transportation and marketing) operations. Marathon Oil Company (MOC) explores for and produces oil and gas in some of the world's premier hydrocarbon basins. Marathon Ashland Petroleum LLC (MAP), in which MOC has a 62% interest, is one of the largest oil refiners and marketers in the U.S.
     The Marathon Group is a business unit of USX Corporation. USX operates both the Marathon Group and U.S. Steel, with each company having its own management team and common stock. USX-Marathon Group common stock is traded on the New York Stock Exchange under the symbol MRO.
     MOC currently is active in 14 countries with oil and gas production in the U.S., U.K., Canada, Gabon, Ireland, and the Netherlands. During 2000, the company's worldwide production averaged 414,000 barrels of oil equivalent per day. At year-end 2000, proved reserves totaled 1,233 million barrels of oil equivalent. MOC ranks among the top ten oil and gas companies in the U.S. based on production volumes. Headquartered in Houston, MOC also has offices in seven states and six countries. MOC has about 3,100 employees.
     MAP manages crude oil refining and marketing operations. The fifth largest refiner in the U.S., MAP operates seven refineries with a total capacity of 935,000 barrels of oil per day. During 2000, MAP's refineries, which are located in Louisiana, Kentucky, Illinois, Texas, Ohio, Michigan and Minnesota, refined an average of 900,400 barrels of oil per day. Gasoline and other refined products produced by MAP are supplied to more than 6,100 Marathon, Speedway SuperAmerica (SSA), and other retail outlets in 21 states, primarily in the Midwest. MAP's headquarters are located in Findlay, Ohio. The company has approximately 27,000 employees, including workers at its retail and marketing operations.

The Marathon Group
(In millions)                      1998      1999      2000
Total Revenue and Other Income    $21,623   $23,707   $33,859
Adjusted Net Income,
   Including Special Items         $321      $434      $1,308
Net Income                         $310      $654      $432
Dividends Paid                     $246      $257      $274
Income Taxes Paid                  $142      $324      $482
Debt to Total Capital              46%       42%       29%

Further financial information can be found in the USX-Marathon 10-K Report.

[Page 5] - Organizational Commitment to Health, Environment and Safety
Our commitment to excellence in the areas of health, environment and safety
(HES) starts at the top with executive vision and leadership. The senior management committee of MOC and MAP take responsibility for developing HES policies that guide day-to-day activities. Within each company, the HES organization ensures that high standards are demonstrated and maintained by our employees, contractors and third parties.
     In addition to making compliance with all applicable laws and regulations a top priority, MOC and MAP develop, implement and measure programs designed to prevent accidents, reduce emissions and releases, ensure emergency preparedness and train and educate employees.
     Teams within the HES organization provide specialized services around the world. For example, the Operations Services and Support Group assists MOC business units with projects such as environmental impact statements and assessments for drilling and production projects, operating permit applications and industrial hygiene services. The Emergency Preparedness Group facilitates a "strike team" for response to emergency incidents worldwide and provides training and conducts drills at the company's global locations. Within MAP, the HES department's responsibilities include medical, industrial hygiene and employee health services; environmental and safety support; emergency planning; HES auditing; and training for employees at all MAP locations.
PERFORMANCE DATA
To monitor our progress in sustainable development, we measure our worldwide performance by utilizing environmental, social and economic standards. The following provides an overview of the Marathon Group's performance in several key indicators as recommended under the Global Reporting Initiative guidelines.

Environmental Performance
MOC and MAP use an internal metric, Designated Environmental Incidents, to track environmental events such as releases that are reportable to government agencies. This includes the number and quantity of spills and releases, compliance orders and notices of violation (NOV). The number and quantity of discharges or spills to land and water are shown in Charts 1, 2 and 3. The Toxic Release Inventory (TRI) data from MAP's refineries and terminals are shown in Chart 4. Federal law requires MAP to report TRI emissions annually to the Environmental Protection Agency (EPA).

EPA Natural Gas STAR Production Partners Program
For the last six years, MOC has been a proud participant in the EPA STAR program, a voluntary effort by the industry to reduce emissions of methane. MOC was among the first companies to join this program when it was created in 1995. In 1997, the EPA named MOC the Natural Gas Producer Partner of the Year for the company's accomplishments under the STAR program. In addition, the Interstate Oil & Gas Compact Commission awarded its Chairman's Stewardship Award to MOC and our employees for the company's successful efforts in the STAR program.

[Page 6] -
Number of Discharges in 2000  A discharge is defined as the
(bar chart for Speedway       release of oil, produced
SuperAmerica, Marathon        water or other chemicals onto
Ashland Petroleum, Marathon   land or water from a single
Oil Company International,    location such as a storage
Marathon Oil Company U.S. -   tank, pipeline, platform or
land and water)               vessel.  During 2000, the
                              Marathon Group recorded 113
                              discharges to land and 147 to
                              water.  The higher number of
                              discharges to water reflects
                              the lower regulatory
                              reporting threshold for
                              discharges to water.

Quantity of Discharges to     In 2000, the Marathon Group
Land and                      reported 15,839, 28,981, and
Water in 2000 - In Barrels    875 barrels of oil, produced
(bar chart for Speedway       water, and other chemicals,
SuperAmerica, Marathon        respectively, as discharges
Ashland Petroleum, Marathon   to land and water.  Produced
Oil Company International,    water refers to water that is
Marathon Oil Company U.S.)    produced in association with
                              oil and gas operations.
                              Seventy-four percent of the
                              oil discharged to water
                              resulted from a single event.
                              In addition, produced water
                              that is beneficially re-used
                              (see photo and caption on
                              page 8) or treated prior to
                              discharging to meet
                              regulatory standards is not
                              included.  These statistics
                              reflect only those discharges
                              that were accidental or were
                              required to be reported.
                              Other discharges allowed
                              under approved permits are
                              not included.

Reportable Accidental         During 2000, the Marathon
Hydrocarbon Spills - Number   Group (excluding SSA) had 237
of Spills                     reportable accidental
(bar chart for Marathon Oil   hydrocarbon spills, nearly a
Company U.S., Marathon        6% reduction from 251 such
Ashland Petroleum (Excluding  spills in 1999.  The Marathon
Speedway SuperAmerica)        Group's goal for 2001 is to
                              continue to decrease the
                              number of accidental spills
                              at its worldwide operations.

MAP                           Seven MAP refineries and 24
Toxic Release Inventory -     terminals submitted TRI
Total Quantity in Thousand    reports in 1999.  Air
Pounds                        emissions comprised 65% of
(bar chart for 1997, 1998,    the 1999 total.  The data
1999)                         consist of air, waste and
                              water releases.  In 1997,
                              only the seven MAP refineries
                              were required to report.  The
                              increase from 1997 to 1998 is
                              partially the result of 26
                              MAP terminals reporting in
                              1998.  The increase from 1998
                              to 1999 is due to a
                              combination of causes
                              including applied regulatory
                              criteria, changing emission
                              factors, and nonrecurring
                              waste increases from plant
                              turnarounds.

[Page 7] - Wildlife in Gabon
Offshore Gabon in West Africa, the Tchatamba Marin platform, which is operated by MOC, is located 15 miles from the Iguela Wildlife Preserve. The preserve is home to elephant, rhinoceros, hippopotamus and other animal species. As part of MOC's extensive safety and environmental training, the company's Emergency Preparedness Group conducted a drill that included its International Emergency Strike Team at MOC's Gabon operations in 2000. The drill exercised the Gabon team's preparedness to respond to a spill or other incidents. Along with the Gabon team members, MOC employees from the U.S., U.K. and Ireland, contract personnel and other companies participated in the drill, which was observed by a senior official from Gabon's government.

(photo of elephant in forest)

[Page 8] - Compliance
A regulatory agency can issue a NOV if it believes that a company has violated certain laws or regulations. The Marathon Group tracks the number of compliance orders and NOVs that the company receives. In 2000, the Marathon Group (excluding SSA) received a total of 17 compliance orders and NOVs, a 45% reduction from 2999. The reduction is due in part to the Marathon Group's engaging in a negotiation with the EPA to settle issues surrounding New Source Review and multimedia inspections. During 2000, the Marathon Group (excluding
SSA) paid a total of approximately $366,000 in fines.

Number of Compliance          For 2000, the Marathon Group
Orders and Notices            (excluding SSA) received a
of Violation                  total of 17 compliance orders
                              and NOVs from U.S. regulatory
                              agencies, down 45% from 1999.
                              The company's goal for 2001
                              is to continue to reduce the
                              number of compliance orders
                              and NOVs.

New Technologies for a Sustainable Future
MOC's technical teams are working with industry partners to apply gas-to-liquids and gas-to-methanol technologies. Using these technologies, natural gas resources that are currently "stranded" due to lack of a market could be economically converted to create new supplies of clean-burning liquid fuels, primarily for transportation and power projects. These technologies may also help to reduce emissions from flaring by providing a new outlet for natural gas that is separated from crude oil at production facilities.

ECONOMIC PERFORMANCE
The economic performance of an integrated oil and gas company is largely driven by commodity prices and refining margins. These are subject to changes in market supply and demand. In striving to deliver increasing shareholder value, both MOC and MAP set key economic targets. One important economic measurement is return on capital employed (ROCE). An ROCE greater than our cost of capital ensures that we are building a sustainable business. Our minimum ROCE objective is to cover the cost of capital at mid-cycle commodity prices. Another key tool is operational efficiency that we measure based on our per unit financial results.

MOC
In 2000, the upstream business generated a ROCE of 13.7%, well above the cost of capital. Our upstream operational efficiency measure is income per barrel of oil equivalent (boe) produced as compared against a 12-member peer group. The target last year was to improve two places in the peer group ranking. Using full-year data taken from fourth quarter earnings news releases to measure comparative performance, MOC's net income for 2000 of $7.06 per boe resulted in a relative improvement of two places in our peer group. Both economic parameters are key corporate performance measures within the company's Success Sharing Plan, an incentive bonus program for employees.

[Page 9] - MAP
In 2000, the downstream business generated a ROCE of 15.1%. The downstream operational efficiency target is a top three position within an 11-member competitor group for income per barrel of refinery crude oil throughput. In 2000, MAP placed second. These performance measures are also part of MAP's employee incentive bonus program, called Success Through People.

Capital, Remediation, Operation and Maintenance Expenditures
Capital, Remediation, and Operating and Maintenance costs are captured at each business location. During 2000, MOC and MAP spent a combined total of approximately $242 million on capital, remediation, operation and maintenance expenditures.
     Capital expenditures include capital projects to meet new regulations such as the new EPA low sulfur fuel regulations. The Marathon Group's environmental capital expenditures accounted for 5% of total capital expenditures in 2000 and 3% in 1999. During 1998 through 2000, compliance expenditures represented 1% of the Marathon Group's total operating costs. Remediation spending during this period was primarily related to retail marketing outlets which incurred clean-up costs for soil and groundwater contamination associated with underground storage tanks and piping.

Environmental Expenditures -  During 2000, both MOC and MAP
Dollars in Millions           increased their capital,
(bar chart for Remediation,   remediation and operating and
Capital, Operation and        maintenance expenditures.
Maintenance)                  Remediation expenditures
                              include spending charged
                              against remediation accruals,
                              net of recoveries, where
                              permissible, but do not
                              include non-cash provisions
                              recorded for environmental
                              remediation.

Further information on environmental expenditures can be found in the USX-Marathon 10-K Report.

SOCIAL PERFORMANCE

Safety Goals and Metrics
In 2000, MOC's safety goals included a zero lost time incident rate (LTIR). During 2000, MOC recorded one lost time incident, which resulted in a LTIR of
0.1. MOC achieved an Occupational Safety and Health Administration (OSHA) recordable incident rate (ORIR) of 0.83 for 2000. For 2001, MOC has set two safety goals, including no lost time incidents and an ORIR rate of 0.7 or less. Additional emphasis is being placed on MOC's safety programs in 2001 by linking the company's safety performance for both lost time and recordable incidents to its employee bonus program.
     MOC is committed to improving contractor safety at our facilities. In 2001, MOC is formally tracking contractor work exposure at its operations and has integrated contractor safety performance into its safety program.

[Page 10] - Photo of Wildlife Habitat - MAP's Savage Branch Reserve

MAP'S WILDLIFE HABITAT PROGRAM
As part of MAP's commitment to the environment and its communities, six of the company's facilities (located in KY, IL, MN and OH) were certified by the Wildlife Habitat Council and many more are pursuing certification. In addition to enhancing wildlife habitat, some of the sites also serve as learning centers for local schools. MAP's Savage Branch Reserve (pictured here) also received certification in WHC's Corporate Lands for Learning program in 2000.

[Page 11] - Photo of MOC's Indian Basin Field, New Mexico

WATER CONSERVATION PROJECT IN NEW MEXICO
By utilizing water treatment technology, MOC is helping to conserve fresh groundwater. In the arid desert of southeastern New Mexico, fresh water is a precious resource. At its operations in the Indian Basin Field, MOC is using treatment technology to remove entrained hydrogen sulfide gas from water that is produced in conjunction with natural gas. The treatment technology allows MOC to safely use some of the produced water in its drilling operations rather than groundwater. The company's utilization of treatment technology represents an innovative solution for beneficially reusing produced water. Previously, MOC has re-injected all produced water into a non-producing formation for disposal. During 2000, the water treatment system reduced MOC's fresh groundwater usage in the Indian Basin Field by about 4 million gallons. Through its water conservation efforts, MOC is helping to ensure that fresh groundwater is available for future residential and agricultural purposes in southeastern New Mexico.

[Page 12]

     As part of MOC's efforts to achieve sustainable growth, our worldwide upstream safety programs are focused on standardizing existing plans and developing new programs that target specific areas for improvement such as ergonomics. During 2001, we will continue to provide extensive safety training, incorporating classroom training, computer-assisted learning modules and other employee-led sessions.
     During 2000, one of MAP's key safety goals was to rank among the top three companies in its peer group in LTIR. Another important safety goal in 2000 was to reduce MAP's ORIR of 1.94 in 1999. MAP accomplished both of these goals in 2000 by ranking among its top three peers in LTIR and decreasing its ORIR to
1.87. A significant reason for this performance is MAP's behavior-based safety program. For 2001, MAP's safety goals include ranking among the top three companies in its peer group for LTIR and further reducing its ORIR.

Lost Time Incident Rate -     The Marathon Group continues
Number of incidents per       its exemplary performance in
200,000 employee work hours   LTIR compared to the American
(line chart for Marathon      Petroleum Institute's
Group (Excluding              industry average during the
International and Speedway    1998 to 2000 period.  In
SuperAmerica), American       2000, the Marathon Group
Petroleum Institute Industry  (excluding International and
Average                       SSA) recorded a LTIR of 0.08.

OSHA Recordable Incident Rate From 1998 to 2000, the
- Number of incidents per     Marathon Group's ORIR
200,000 employee work hours   slightly underperformed the
(line chart for Marathon      American Petroleum
Group (excluding              Institute's industry average.
International and Speedway    In both 1999 and 2000, the
SuperAmerica), American       Marathon Group posed an ORIR
Petroleum Industry Average    of 1.56.  During 2001,
                              additional emphasis is being
                              placed on reducing MOC's ORIR
                              by linking this metric to its
                              employee bonus program.

[Page 13] - Valuing Diversity at Marathon

At the Marathon Group, we value diversity among our employees. Within the next 10 years, about 70% of our current staff is - or will become - eligible for retirement. During this same period, the workforce of the future will change dramatically. More than 65% of new entrants into the workplace will be female and minorities. To attract and retain outstanding employees, our company must create an environment where the values, talents and contributions of all employees are fully utilized and appreciated. By fostering a culture that values diversity, the Marathon Group will gain an advantage in the marketplace as our employees can better understand and work with different cultures around the world. During 2001, the Marathon's Group Diversity staff will continue to provide awareness/educational training and other materials and programs to support our commitment to diversity.

[Inset - Diversity Mission Statement. MOC and MAP will be recognized by its shareholders, customers, employees, and communities as companies that value diversity and leverage it for business success. MOC and MAP will attract and retain a talented diverse workforce where individuals are valued for bringing a wealth of educational, professional, cultural, and life experiences to the companies.]

Supporting Our Communities
Through the company's contributions program, the Marathon Group supports educational, environmental, cultural, health and human services organizations in the communities where we do business. Among the environmental organizations that the Marathon Group has helped to fund are the Nature Conservancy of Alaska, the Nature Conservancy of Texas and the National Wilderness Institute. In addition, the company participates in a number of other community outreach programs, including the Children's Miracle Network, United Way and Junior Achievement.

POLICIES, ORGANIZATION AND MANAGEMENT SYSTEMS

At the Marathon Group, we are dedicated to conducting our business in an ethical manner: treating our employees, communities, partners and other stakeholders with respect and operating in a safe and environmentally responsible manner. These core values are the cornerstone for sustainable growth. Below are some examples of how we are carrying out our policies and management systems to implement our vision.
Code of Business Conduct: Our Commitment to Integrity
Integrity is not new at the Marathon Group: the company's commitment to conducting its business honestly and fairly dates back to more than a century ago. As our operations expand throughout the U.S. and overseas, it is vital that each employee renew his or her commitment to act with integrity.
     During 2000, a team of employees from the Marathon Group's worldwide offices updated and expanded the company's Code of Business Conduct. The new Code takes a values-based approach to addressing employees' responsibilities to our stakeholders, including co-workers, the public, shareholders, business partners and governments. As part of our integrity actions, the company has established a Business Integrity Office and set up a helpline where employees can confidentially talk with professionals about their concerns. In 2001, meetings will be rolled out to all employees, enabling them to discuss the Code Integrity helpline and other business integrity issues.

[Page 14] - Continuous HES Improvement

Throughout the Marathon Group's worldwide operations, we are focused on continually improving our HES performance. This effort includes a comprehensive assessment of the HES risks associated with any projects pursued. As part of ongoing efforts to enhance HES results, we work closely with our employees, contractors and various industry groups to seek their input and best practices as we develop and refine our programs.
     Following MOC's organizational realignment along the energy value chain structure in 2000, a cross-functional team is creating a comprehensive, unifying management system that will optimize the HES value for each component. The new HES management system is called Sustainable Global Performance (SGP). The SGP system is being modeled after the widely recognized International Organization for Standardization (ISO) 14001 standard and will incorporate health and safety as well as environmental aspects.
     An example of HES management systems bringing value to a local business unit can be seen in MOC's U.K. operations. Marathon Oil U.K., Ltd. (MOUK) received external verification of its environmental management system (EMS) by the International consultants Det Norske Veritas (DNV). DNV audited MOUK's EMS against the ISO 14001 requirements, while external verification of the company's HES management systems was performed by Lloyd's Register. The HES management system is an integral part of MOC's operations in the U.K. and addresses HES issues throughout the life of an oil and gas project, from the acquisition of offshore license blocks to the eventual decommissioning of an offshore platform.
     MAP also is committed to continually enhancing its HES performance. In 1999, MAP was one of the first companies to become a pioneer company in the National Petrochemical & Refiners Association (NPRA) Responsible Carer Partnership Initiative, which focuses on improvement through implementation of key HES practices. MAP's activities under the Responsible Carer initiative in 2000 included sponsoring programs to meet each of the six Codes of Management Practice. MAP will continue to expand its Responsible Carer initiatives throughout the company's locations in the U.S.

[SGP logo] - Sustainable Global Performance
Do the Right Thing!
SGP recognizes we are in business for economic reasons, but we cannot ignore the effects we may have on the environment or our social responsibility for the health, safety and well-being of our employees and their communities. Howe well we do in these areas will become the future measures of HES success or more appropriately our "Sustainable Global Performance."

[helping hands logo] - NPRA Member
A Responsible Carer Partner
In 2000 MAP was among the first in the refining industry to sign up for the volunteer initiative which focuses on improvement through implementation of key environmental, health and safety procedures.

[Page 15] - HES Policy
Marathon Health, Environment & Safety Policy Statement
The Marathon Group is committed to excellence in the areas of HES, and in HES performance. This commitment is an essential part of our business. Creative and cost-effective, HES solutions are necessary for our long-term success.
     This policy is applicable to Marathon and all majority-owned subsidiaries. Meeting this commitment is a responsibility shared by everyone, including contractors and third parties.
     High standards of HES performance will be directed by the following principles:
- Commitment: All Marathon Group employees will demonstrate strong commitment to high standards of HES performance.
- Building Trust: The Marathon Group will conduct its operations in a manner of building trust on HES issues with its employees, government, and the public.
- Accident Prevention: All employees will strive for the Marathon Group's goal of no accidents, injuries, unsafe work practices, or unsafe conditions.
- Reduction of Emissions/Releases: Reduction and prevention of waste and emissions/releases will be among the objectives of all operations.
- Emergency Preparedness: Emergency preparedness is a vital function and is the responsibility of management and supervision at all levels.
- Legislative/Regulatory Process: The Marathon Group will actively participate in the development of responsible laws, regulations, and standards regarding HES issues.
- Compliance: The Marathon Group will comply with all applicable environmental, health, and safety laws and regulations.
- Training/Education: The Marathon Group will proactively assure that employees are adequately trained and educated on HES issues.
- Measurement of Performance: HES performance will be measured and communicated throughout the Marathon Group. Compliance reviews and audits will be periodically conducted.
- Continuous Improvement: The Marathon Group's intent is to achieve continual improvement in the effectiveness of its health, environment, and safety efforts.
- Communication: The Marathon Group will communicate its HES commitments, responsibilities, and achievements to its employees and the public, and will participate in appropriate industry-sponsored HES initiatives and programs.
- Product Stewardship: The Marathon Group will provide information to all parties on the safe use, handling, transportation and disposal of raw materials, products, and wastes.

Global Reporting Initiative
The 2000 Sustainable Global Performance Report is Marathon's first report that references the Global Reporting Initiative (GRI) June 22000 Sustainability Reporting Guidelines. The mission of GRI is to promote international harmonization in the reporting of relevant and credible corporate economic, environmental, and social performance information to enhance responsible decision-making. GRI pursues this mission through a multi-stakeholder process of open dialogue and collaboration in the design and implementation of widely applicable sustainability reporting guidelines. GRI has not verified the contents of this report. For further information about GRI, please visit www.globalreporting.org.

[Page 16] - Contact Information

For more information about the Marathon Group and our HES activities, please contact:

Public Affairs                Public Affairs
Marathon Oil Company          MAP
5555 San Felipe               539 South Main Street
Houston, Texas 77056 USA      Findlay, Ohio 45840-3295 USA
Phone:  (001) 713-296-3911    Phone:  (001) 419-421-4526
Fax:      (001) 713-296-3963  Fax:      (001) 419-421-2540

Website
This report also appears on the Marathon Group's website.
Updates about our HES activities also will be included on our web site throughout the year. Recent awards and honors that MOC and MAP have received are featured on the company's website.

Feedback
We welcome your feedback on this report. To provide comments about this report, please send us an e-mail at www.marathon.com/environ/sgp2000 or write to us at one of the addresses shown above.

Marathon Oil Company, part of the USX-Marathon Group (New York Stock Exchange:
MRO) and a unit of USX Corporation, is a large, fully integrated oil firm engaged in the worldwide exploration and production of crude oil and natural gas. Through Marathon Ashland Petroleum LLC, the company also refines, markets and transports petroleum products in the U.S.

"Marathon," "the company," "we" and "our" are used interchangeably in this report to refer to the businesses of the Marathon Group and its consolidated subsidiaries.

This report contains certain selected financial information. Nothing contained in this publication constitutes investment advice or an invitation to invest in any securities of USX Corporation. Marathon does not warrant completeness of this information contained in this publication. Marathon expressly disclaims liability for errors or omission in these materials and for their use or interpretation by others. Investment decisions based on information contained herein are the sole responsibility of the reader.

Readers seeking additional information are referred to the quarterly reports on Form 10-Q, annual reports on Form 10-K, reports on Form 8-K and the proxy statement filed by the USX Corporation with the Securities and Exchange Commission under the Securities Exchange Act of 1934. In addition, the Marathon Group has issued an Annual Report, which contains financial statements and other financial and organizational information. Copies of the Marathon Group Annual Report and the USX Corporation Form 10-K Annual Report to the Securities and Exchange Commission may be obtained by writing to the Secretary, USX Corporation, Room 1538, 600 Grant Street, Pittsburgh, PA 15219-4776.

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